Filed by: Connecticut Water Service, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Connecticut Water Service, Inc. (Commission File No.: 0-8084)

This filing relates to the proposed transaction between SJW Group (“SJW Group”) and Connecticut Water Service, Inc. (“CTWS”) pursuant to the Agreement and Plan of Merger, dated as of March 14, 2018, among SJW Group, Hydro Sub, Inc. and CTWS.

The following is a slide presentation being made by CTWS to its shareholders at the annual meeting of shareholders of the Company being held on Thursday, May 10, 2018, at the Madison Beach Hotel, 94 W. Wharf Road, Madison, Connecticut, beginning at 2:00 P.M.

Connecticut Water Service, Inc. Connecticut Water MaineWater AVON HERITAGE VILLAGE 2018 Annual Meeting of Shareholders May 10, 2018

Connecticut Water Service, Inc. David C. Benoit President & CEO Connecticut Water MaineWater AVON HERITAGE VILLAGE

Forward Looking Statements This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of the Company or the stockholders of SJW Group for the transaction are not obtained; (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of SJW Group or the Company; (8) the ability of SJW Group and the Company to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 filed by SJW Group with the SEC on April 25, 2018 in connection with the proposed transaction. In addition, actual results are subject to other risks and uncertainties that relate more broadly to the Company’s overall business and financial condition, including those more fully described in the Company’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017 and SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither the Company or its management nor SJW Group or its management undertakes any obligation to update or revise any forward-looking statements. 3

Water, the basic ingredient of Life... 4

Who we are... Our Mission... Passionate employees delivering life sustaining, high quality water service to families and communities while providing a fair return to our shareholders Our Vision... To serve our customers, shareholders and employees at world class levels 5 5

Our Values... Honesty Trust Respect Service Teamwork Positive Attitude Straight Talk 6

A Proud Heritage... Serving families and communities since 1849 Founded in 1956 Serving 400,000 people 79 cities/towns 272 Employees 7

Company Strategy Shareholders Environment Customers Employees 8

Delivering for Customers World-Class customer satisfaction 17 years – Connecticut Satisfaction Index – 93.4% – Maine Satisfaction Index – 92.9% Outreach to schools – Water Drop Watchers – Tours Community Engagement 9

Delivering for Employees Employee 2020 – Safety & Security! – Succession Planning & Development! Great New Talent! Construction Safety Award (14th year) 10

Delivering for the Environment Water Drop Watchers – Curriculum for 3rd graders – Taught by employee volunteers – More than 2,000 students New Rockville Facility 1,400 acres of Mirror Lake watershed protected Watershed clean-ups 11

Delivering for Shareholders Record Earnings Total Shareholder Value Added S&P Reaffirmed ‘A’ Credit Rating NASDAQ Dividend Achiever Cyber Security & Enterprise Risk Management 12

Delivering Growth    Heritage Village Water Company – Closed on February 27, 2017 – 3,000 Wastewater and 4,700 Water Customers                Avon Water Company – Closed on July 1, 2017 – 4,800 Water Customers 13

Delivering Growth Industry leading customer growth through acquisitions since 2012 – 44,000 customers – 45% growth WICA/WISC – 133 miles of pipe replaced $55.5 M in CapEx 2017 – Rockville Facility Co – Biddeford Facility 14

Connecticut Water Service, Inc. Robert J. Doffek Chief Financial Officer, Treasurer and Controller    Connecticut Water MaineWater AVON HERITAGE VILLAGE

2017 Financial Highlights – $25.1 million net income – 5 Year CAGR 13% – $2.17 EPS – 5 Year CAGR 7%    – Grew 8% through acquisitions – Newly acquired companies added $1.5 million of net income – Invested more than $51.5 million to improve our distribution system, treatment facilities and related infrastructure – Successful rate activity in Connecticut and Maine 16

Utility Operating Margin Efficiency Measure Utility Operating Income as a percentage of Operating Revenue 35% 32.0% 30% 28.6% 29.3% 27.7% 24.4% 25.0% 25% 23.6% 22.5% 22.8% 22.0% 22.0% 20% 16.0% 15% 10% 5% 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 17

Performance Average Annual 3, 5 & 10-Year Total Shareholder Return @ 12/31/17 CTWS S&P 500 Utility Index1 250% 235% 200% 150% 121% 100% 87% 82% 70% 50% 50% 30% 11% 24% 0% 3 Year 5 Year 10 Year 1 S&P 500 Utilities Index | Source: FactSet    18

Stable & Growing Dividend    Annual dividend yield 1.7% as of 5/9/17 closing price    Dividend paid without interruption or reduction for 247 consecutive quarters    Increased dividend payments for 48 consecutive years    2017 dividend payout ratio = 55%    Annual Dividend $1.30 $1.20 $1.175 $1.115 $1.10 $1.05 $1.01 $1.00 $0.96 $0.98 $0.92 $0.94 $0.88 $0.90 $0.90 $0.865 $0.80 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 19

2018 Planned Capital Spending    More than $225 million 2018 Planned Capital Spending of $66.2MM of identified Other1 IT $10.4MM $6.6MM infrastructure investment Non-WICA/WISC $8.9MM (2018 – 2020) WICA/WISC Facilities $23.0MM $2.4MM    ‘Generational’ Spend on Treatment Biddeford Water 14.9MM Treatment Facility (1884) – $ cost 50 million total project – Three period year    construction 1 Examples include: well development, gatehouse construction, tank work 20

Connecticut Water Service, Inc. Merger of Equals with SJW Group                Connecticut Water MaineWater AVON HERITAGE VILLAGE

Merging to Create A Leading National Water Utility Multistate Presence Significant Value Creation at Close and Over Long-term    Connecticut Water Service, Inc. (“CTWS”) to merge with SJW Group (“SJW”) in an all-stock transaction Premium of 18% to unaffected CTWS share price1    Pro forma ownership: 60% SJW/40% CTWS    Transaction expected to close by year-end 2018 Creates 3rd largest investor-owned water and wastewater utility with footprint across four states Immediately accretive to CTWS’ standalone EPS    At least high-single digit accretion in first fiscal year post-close SJW states of operation    Mid- to high-single digit accretion thereafter CTWS states of operation    Enhances growth platform with increased scale, geographic Corporate headquarters diversity and strong financial foundation New England headquarters    Improves cash flow stability Maintains strong “A” credit rating 1 Based on 1.1375x exchange-ratio and SJW and CTWS unaffected share prices as of March 14, 2018 22

SJW + CTWS = 3rd Largest U.S. Water Utility Investor-Owned Water Utilities by Enterprise Value1 ($B) $22.9 $8.3 $2.7 $2.6 $2.4 $1.6 $1.1 $0.8 $0.5 $0.5 AWK WTR Pro Forma2 CWT AWR SJW CTWS MSEX YORW ARTN.A Investor-Owned Water Utilities by Rate Base3 ($B) $11.6 $4.1 $1.3 $1.1 $0.8 $0.8 $0.6 $0.5 $0.3 $0.2 AWK WTR Pro Forma CWT AWR SJW MSEX CTWS YORW ARTN.A 1 Source: SEC filings, FactSet as of April 25, 2018 2 Pro forma enterprise value based on standalone SJW enterprise value at last unaffected stock price and CTWS enterprise value at the 1.1375x exchange ratio 3 Source: 2017 rate base per company investor presentations and regulatory filings. 2017 net utility plant from SEC filings used in lieu of rate base for MSEX and ARTNA due to lack of recent rate base disclosure 23

Compelling Strategic Rationale    Creates a significantly stronger platform for long-term growth with increased scale, improved access to capital markets and stock liquidity Diversifies utility footprint across four states, each with constructive regulatory mechanisms Increases CTWS’ organic growth opportunities with operations in California and Texas    Combines best-in-class operational and customer service practices    Creates an industry leader that can effect positive change in Federal and state water utility policies Enhances value proposition as combined company is better-positioned to identify and compete for attractive growth opportunities Maintains strong “A” credit rating    Experienced management teams with proven track records of success 24

Steadfast Commitment to Customers, Employees, Communities and the Environment    Continue longstanding commitments and strong record of outstanding customer service Service further enhanced by sharing of best practices, operational expertise and resources    Customer    Opportunities to leverage SJW’s leading IT systems for minimal additional cost Benefits    Experienced local employees and leadership will continue to serve customers under existing brands No changes in customer rates contemplated as a result of the merger    No merger-related layoffs or significant changes in compensation or benefit packages planned Commitment Company will retain passionate, dedicated team of locally-based leaders and employees to Employees New England headquarters remain in Clinton, CT with local leadership team Improves opportunities for employee development and geographic mobility Dedication to Company to maintain strong community ties and participation in local events and organizations Communities    Continued support of local economic development and investments in growth, safety and reliability in the communities served    Continued Environmental stewardship remains a core value    CTWS and SJW maintain position as industry leaders in promoting water conservation and protection Environmental of land and water resources Focus Shared environmental ethic will enable the combined company continue to improve sustainable business practices 25

Transaction Overview    SJW and CTWS to merge in stock-for-stock transaction    CTWS shareholders will receive 1.1375 SJW shares for each CTWS share Key Terms (recently equivalent to $64.72 per share)1    Pro forma ownership: 60% SJW /40% CTWS    Combined company will potentially pursue a share repurchase program of up to $100 million, subject to the closing of the transaction, market conditions and Board approval at the time    Eric Thornburg to serve as CEO of combined company    David Benoit to serve as President of the New England Region    Management    Leaders from both organizations in key roles going forward    & Governance                Board representation: Seven nominated by SJW and five nominated by CTWS    Lead independent director to be designated by CTWS    Maintain SJW current annual dividend per share and policy Dividend    Immediate dividend uplift of approximately 7% for CTWS shareholders2 1 Based on SJW’s April 25, 2018 unaffected share price of $56.90 2 Based on CTWS and SJW’s latest approved quarterly cash dividends of $0.2975 per common share ($1.19 per share annualized) and $0.28 per common share ($1.12 per share annualized), respectively 26

History of Consistent Earnings Growth SJW and CTWS Historical Recurring Earnings Per Share1 SJW CTW S $2.36 $2.23 $2.08 $2.13 $2.04 $1.92 $1.76 $1.71 $1.66 $1.10 2013A 2014A 2015A 2016A 2017A Source: Company filings, investor presentations    1 SJW recurring earnings exclude impact of property sales, CWT stock sales, and non-recurring regulatory adjustments 27

Record of Delivering Premium Shareholder Returns Total Shareholder Return (%) 3-Year 5-Year 7-Year 237% 221% 174% 167% 116% 107% 63% 33% 19% SJW CTWS Utility Index1 SJW CTWS Utility Index1 SJW CTWS Utility Index1 1 Dow Jones Utility Average Index Source: FactSet as of May 4, 2018; Reflects share price appreciation and dividend return; Assumes dividend reinvestment in the security 28

Clear Path to Close by Year-End 2018 Q1 2018 Q2 2018 Q3 2018 Q4 2018 Merger Announcement SJW / CTWS Shareholder Approvals (March 15, 2018) Early HSR Termination CT PURA, ME PUC and Applicable Federal Regulatory Approvals (April 27, 2018) (Filed for approval with CT PURA and ME PUC on May 4, 2018) File Draft Proxy Statement (April 25, 2018) Develop and Initiate Transition / Integration Plans Expected Transaction Close 29

CTWS’ Independent Board Thoroughly Reviewed the SJW Merger Mar-2018: June-2016: Jan-2017: Nov-2017: CTWS fully independent SJW initiated contact CTWS and SJW had SJW re-approached Board of Directors with CTWS to discuss not agreed to terms CTWS to discuss unanimously approved potential merger and discussions potential merger the SJW merger discontinued 2016 2017 2018 Aug-2016 – Jan-2017 : Nov-2017 – Mar-2018 : Parties held discussions    The Board worked closely with financial advisors, legal counsel and with active engagement management to evaluate the SJW proposal, conduct thorough due by the CTWS Board diligence and negotiate potential terms                Numerous meetings held by the full CTWS Board of Directors (8) and the Corporate Finance and Investment Committee (4)    Negotiation resulted in two significant increases in value from the initial proposed offer    30

SJW Merger Is Superior to Eversource’s Unsolicited, Non-binding, Undermarket Acquisition Proposal CTWS Board of Directors unanimously reaffirmed its intention to recommend that all CTWS Shareholders vote FOR the SJW Merger    The $63.50 cash or stock offer from Eversource is inferior to the SJW merger valued at $64.72 per CTWS share based on SJW’s April, 25 2018 stock price1 Independent members of the CTWS Board determined SJW merger creates superior value, both at close and over long-term A stock transaction with Eversource would simply not be attractive    Investors value pure play water exposure rather than exposure in a low growth electric utility that has less than 5% exposure to the water sector2    Eversource’s stock is not attractive acquisition currency given record of underperformance and limited growth opportunities                Eversource’s poor service record creates significant operating and regulatory risk    CTWS and SJW’s stock performance and total returns are both superior to Eversource    Over the past five years, CTWS and SJW have delivered a 174% and 167% total return, respectively, compared to only a 55% total return for Eversource3    1 April 25, 2018 represents    the last unaffected stock price before the unsolicited proposal for SJW become public 2 Based on Eversource projected 2021E year end rate base by businesses segment ConnecticutWater SJW Group 3 5- year total return calculated as of May 4, 2018 31

The Eversource Proposal Is Bad for Shareholders, Employees, Customers and Communities

Hartford Courant	The RidgefieldPress.com	The Economic Times
"Lawmaker Accuses Eversource of Giving Consumers Misleading Billing Information"	"Sen. Murphy calls for investigation into Eversource's high shutoff rates"	"US firm Eversource Energy accused of replacing American employees with H-1B visa workers"

Connecticut Water

- ✓ 91.4% overall customer satisfaction
- ✓ 97.2% in water quality
- ✓ 100% in providing reliable service

EVERSOURCE

- ✗ Bottom quartile in customer service for East region
- ✗ 97 out of 103 in customer satisfaction
- ✗ Bottom half in four of five categories for US electric utilities

Source: Public Opinion Leaders Survey 2017, J.D. Power Rankings 2017, Wired Group Rankings 2017, Hartford Courant, RidgefieldPress.com, The Economic Times

32

Connecticut Water SJW Group

SJW + CTWS: Creating a Leading Pure-Play Water Utility Company Well positioned to continue delivering superior shareholder returns and best-in-class customer service More diverse, stable and higher earnings growth profile Highly accretive to CTWS shareholders (while protecting jobs) Creates nationwide footprint to pursue attractive capital deployment opportunities Robust dividend growth supported by strong investment grade balance sheet Experienced management teams with proven track records of success CTWS Board of Directors unanimously recommends FOR the SJW Merger 33

Additional Information About the Merger and Where to Find It Additional Information and Where to Find It In connection with the proposed transaction between the Company and SJW Group, SJW Group filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of the Company and SJW Group that also constitutes a prospectus of SJW Group. The Company will also file a GREEN proxy card with the SEC, and the Company and SJW Group may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which the Company or SJW Group has filed or may file with the SEC. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND SJW GROUP ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.    Investors and security holders may obtain free copies of the Form S-4 and joint proxy statement/prospectus and any other documents filed with the SEC by the Company or SJW Group through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by the Company will be made available free of charge on the Company’s investor relations website at https://ir.ctwater.com. Copies of documents filed with the SEC by SJW Group will be made available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations.    No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.    Participants in the Solicitation The Company, SJW Group and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of the Company and SJW Group securities in respect of the proposed transaction between the Company and SJW Group. Information regarding the Company’s directors and officers is available in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated April 6, 2018, which are filed with the SEC. Information regarding the SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by the Company and SJW Group. These documents will be available free of charge from the sources indicated above. 34

Thank you for your support Your Questions & Feedback…                Connecticut Water MaineWater AVON HERITAGE VILLAGE